SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Further to the Market Announcement dated July 2, 2008 and October 2, 2009, and in relation to the article published in the “Valor Economico” newspaper on November 25, 2014 relating to the Tumarin Power Plant in Nicaragua, we hereby inform our shareholders and the market that:

Since 2008 Eletrobras is authorized to develop projects abroad, as part of its internationalization strategy based on the benefits brought by the integration of the energy grid on the continent, improving competitiveness, recovering its investment capacity and creating value for Eletrobras and its shareholders, as provided for in the 2014 – 2018 Business Plan.

This strategy of diversifying markets and investments is consistent with the strategies adopted by other major power companies throughout the world.

Eletrobras’ expertise in the development of renewable energy projects, especially in relation to hydropower, and its integration of the Brazilian power grid by means of the construction of high-voltage long-distance transmission lines which connected a country of continental dimensions under one grid, are the premises underlying the internationalization of Eletrobras’ business.

Pursuant to Eletrobras’ 2010 – 2020 Strategic Plan and in-line with the principles of the Brazilian Constitution which provide for the integration of Latin American countries, Eletrobras will act in the international power market directly or in partnerships with other Brazilian or foreign companies in order to implement and develop projects, especially hydroelectric power projects and transmission lines, provided that these projects meet Eletrobras’ business interests, its risk evaluation policies, profitability and convenience.

In this sense, Eletrobras will conducts its business in the international market in a manner that seeks to develop new investments opportunities abroad for Brazilian suppliers and service providers

In this context and taking into consideration Eletrobras’ global projects, the Latin American and African markets were selected as priority for Eletrobras due to their cultural proximity and institutional importance for Brazil as well as the various opportunities in investments in renewable energy resources as well as transmissions lines. This is consistent with Eletrobras’ strategy to maintain its position as the leading power company in Latin America.

MARKET ANNOUNCEMENT

Among the projects currently being developed in Latin America, we highlight a 500kV transmission line to increase the power exchange between Brazil and Uruguay, where we are in the final stages of the development of a 65MW wind farm in partnership with “Administración Nacional de Usinas Y Transmisiones Eléctricas – UTE”, the Uruguayan state-owned power company.

We also highlight that there are studies being undertaken in relation to the development of two bi-national hydroelectric power plants with Argentina (Panambi and Garabi), in addition to power interconnection systems with Peru, Bolivia and the Guianas, in order to meet increasing demand for power among these countries.

Similarly, in Africa, Eletrobras is analyzing certain major hydroelectric power plant projects in partnership with local and global companies. These projects take into consideration the large hydroelectric potential in that region and the large power deficit on that continent.

In relation to the project which was the object of an article published by the “Valor Econômico” newspaper, and as already disclosed to the market, since 2010 we have been partners with Queiroz Galvão in a special purpose entity incorporated in Nicaragua with the purpose of developing Project Tumarin. This is a partnership for the construction and operation of a 253MW hydroelectric power plant (“UHE Tumarin”), which is expected to generate an average of 1.184GWh/year. This is expected to represent about 21% of Nicaragua’s demand for power in 2019, when we expect the construction of UHE Tumarin to be completed. In addition, the power provided by UHE Tumarin will replace power provided by thermal and oil sources, which, in turn, will contribute to a cleaner and renewable energy grid.

In order to continue the development of the Tumarin project our board of directors approved a capital contribution in favor of the special purpose entity of US$ 100.000.000,00 (one hundred million dollars), which is expected to be disbursed in the next 2 (two) years, subject to the development of the physical-financial schedule of the project. This is consistent with the practice adopted by us in the development of other projects in Brazil and abroad.

The amount to be disbursed by the end of 2014 in favor of the Tumarin project is about US$ 15.000.000,00 (fifteen million dollars), which was already provided for in the investment budget for this year.

In light of the above, we will continue to keep the market informed about the development of Eletrobras’ projects abroad.

MARKET ANNOUNCEMENT

Rio de Janeiro, November 25th, 2014.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.